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                                                                    EXHIBIT 2.1


        INVESTOR CONTACT:                                MEDIA CONTACT:
        Joseph Scime                                         Dina Silva
        Director Investor Relations                    Rubenstein Media
        (561) 832-0006                                   (212) 843-8057
        Website: www.usdl.com

                                                  FOR IMMEDIATE RELEASE


                    US DIAGNOSTIC INC. COMPLETES MERGER WITH
                    MEDICAL IMAGING CENTERS OF AMERICA, INC.


            Acquisition Adds 22 Diagnostic Imaging Centers And Sites
                   And 1 Radiation Oncology Center To Largest
           Outpatient Diagnostic Imaging Services Provider In Nation


West Palm Beach, Florida, and San Diego, California, November 12, 1996 - US Diagnostic Inc. (NASDAQ NMS:USDL) and Medical Imaging Centers of America, Inc., "MICA", (OTC Bulletin Board: MIGA) reported today that they have completed their previously announced merger, with USDL paying $11.75 in cash for each share of MICA common stock. MICA announced on November 6, 1996 that its shareholders overwhelmingly approved the merger.

        Robert S. Muehlberg, Chairman of the Board and Chief Executive Officer of MICA, will continue to work closely with USDL management in a consulting capacity.

        According to Jeffrey Goffman, Chairman and Chief Executive Officer of USDL, "We are pleased to have completed the merger with MICA after having gained the recent approval of their shareholders. This acquisition will add 23 facilities to USDL's network of multi-modality outpatient diagnostic imaging centers in several important markets and will allow us to continue to realize our strategy of regional dominance in key states such as Florida and California."

        Joseph Paul, President of USDL, added that USDL is continuing discussions to resolve the dispute with Raytel Medical Corporation concerning MICA's Orlando facility. "We believe that the dispute will be resolved shortly. The MICA/Raytel Orlando facility is not material to the overall profitability of MICA." Raytel had filed suit alleging that MICA and USDL had violated certain agreements with Raytel concerning the Orlando center. The court denied Raytel's motion to enjoin the merger but placed certain restrictions on the operation of this center pending the resolution of the dispute.

        US Diagnostic Inc. is the leading provider of radiology services focused on the acquisition, operation and management of multi-modality diagnostic imaging centers and related medical facilities in the United States. The company currently owns 106 diagnostic imaging facilities and manages 19 other radiology facilities in 16 states and has announced plans to acquire an additional 5 facilities.